SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
      ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934

                             SPECTRE INDUSTRIES, INC

         (Exact Name of Small Business Issuer Specified in Its Charter)

                 NEVADA                                    88-0223888
(State or Other Jurisdiction of Incorporation  (IRS Employer Identification No.)
           or Organization)

    260 East Esplanade Unit 6, North Vancouver, British Columbia, Canada V7L 1A3
          (Address, Including Zip Code of Principal Executive Offices)

                                Telephone Number:
                                 (604) 984 0400

        Securities to be Registered Pursuant to Section 12(b) of the Act:

                                      NONE

        Securities to be Registered Pursuant to Section 12(g) of the Act:

                          COMMON STOCK, $.001 PAR VALUE

                                (Title of Class)

                            SPECTRE INDUSTRIES, INC.

                                   FORM 10-SB

                                TABLE OF CONTENTS

                                                                        Page
                                                                        ----

PART I

Item 1.  Description of Business......................................... 3

Item 2.  Management's Discussion and Analysis or Plan of Operation.......14

Item 3.  Description of Property.........................................16

Item 4.  Security Ownership of Certain Beneficial Owners and Management..16

Item 5.  Directors, Executive Officers, Promoters and Control Persons....17

Item 6.  Executive Compensation..........................................18

Item 7.  Certain Relationships and Related Transactions..................20

Item 8.  Description of Securities.......................................22

PART II

Item 1.  Market Price of and Dividends on the Registrant's
         Common Equity and Other Stockholders Matters....................23

Item 2.  Legal Proceedings...............................................24

Item 3.  Changes in and Disagreements With Accountants...................24

Item 4.  Recent Sales of Unregistered Securities.........................24

Item 5.  Indemnification of Directors and Officers.......................27

PART F/S.................................................................28

PART III

Item 1.  Index to Exhibits...............................................28

Item 2.  Description of Exhibits.........................................28

SIGNATURES...............................................................29


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

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

GENERAL.

Spectre Industries, Inc. ("the Company") was incorporated in the State of Nevada on May 13, 1986 under the name Abercrombie, Inc. On June 6, 1995, the Company's name was changed to Spectre Motor Cars, Inc. The Company changed its name to Spectre Industries, Inc. on November 6, 1997, and through its wholly owned subsidiaries, Spectre Supersports Ltd. and Spectre Cars UK Ltd., sought to develop sports cars in the United Kingdom. In June of 1997, these subsidiaries went into voluntary receivership, and on August 8, 1997, a newly formed company controlled by an unrelated third party, Spectre Holdings Limited ("Spectre Holdings"), acquired all of their assets. The Company initially received a 25% interest in Spectre Holdings. Subsequently, the Company's interest was diluted down to 19.2%. The Company has since written off its investment in Spectre Holdings.

Through its 100% owned subsidiary, Grant Automotive Group, Inc., an Ontario corporation ("GAG"), the Company operates as a manufacturers' representative for manufacturers of products for the automotive parts aftermarket industry in the wholesale market of Canada. GAG acts as sales agents to wholesale distributors, such as NAPA and Uniselect. It does not sell to mass merchandisers, businesses such as K-Mart or Home Depot, that sell many products both related and unrelated to the automotive industry. See Item 7 "Certain Relationship and Related Transactions." GAG has expanded its representation business to include software developers who have created products directly applicable for use in this market. In general, GAG is compensated by manufacturers for its services on a commission basis.

In order to operate GAG, the Company compensates Grant Brothers Sales, Ltd., (hereinafter referred to as "GBS") a commission pursuant to a management agreement described below as well as in Item 7 "Certain Relationship and Related Transactions." To operate the Company's non-GAG activities, the Company has entered into an agreement with I.S. Grant & Company whereby the services of Mr. Ian S. Grant are provided to the Company. Mr. Grant is paid for the services rendered to the Company solely by I.S. Grant & Company. See Item 7 "Certain Relationship and Related Transactions" and Item 6 "Executive Compensation."

The Company also intends to acquire interests in small independent representatives in the United States automotive after-market industry and has recently acquired the first such interest in a small independent agency in Washington State. The Company will attempt to structure such investments so that the Company's capital investment will not be substantial and therefore would not likely require the Company to raise additional capital in order to complete such an acquisition.

On January 1, 1999, the Company acquired all of the shares of GAG from GBS, a leading Canadian manufacturers' representative of automotive parts. GBS previously agreed to transfer to GAG the business conducted by its traditional automotive division and heavy-duty division, consisting of the representation of approximately 65 manufacturers of parts used in the automotive after-market industry.

Under the agreements between the Company and GBS, the Company was required to pay to GBS US $1,000,000, plus 400,000 shares of the Company's Common Stock (the


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

"Common Stock") as consideration for the shares of GAG. The purchase price for the GAG shares was payable in installments. As security for the payment in full of the purchase price, the Company granted GBS a security interest in the shares of GAG, and such shares were placed in trust with GBS' counsel. The Company and GBS also agreed that, until the Company paid the purchase price for the GAG shares in full or a mutually acceptable alternative was found, GBS would be relieved from completing the transfer of its traditional automotive and heavy duty division contracts to GAG, and GBS would be entitled to all income generated by that business. The Company did not pay the balance of the purchase price when originally agreed upon in order to complete its due diligence review of the operations to be conveyed to GAG in order to verify the assets to be acquired as well as to enable it sufficient time to raise the capital necessary to complete the purchase. Therefore, the Company and GBS entered into negotiations regarding a restructuring of the transaction.

Eventually, the parties agreed to rescind the transaction, effective December 29, 1999. Simultaneously, the GAG shares held in trust by GBS' counsel were released to GBS and the Common Stock previously issued by the Company to GBS was returned to the Company. This was the result of the Company's concern that GAG's operations would not meet its anticipated revenue and profit expectations. Accordingly, the Company's completed its operational review and re-negotiated a new Share Purchase Agreement, dated January 1, 2000, pursuant to which the Company again acquired from GBS all of the shares of GAG for a cash consideration of US $500,000, effective January 1, 2000. As part of this transaction, the Company entered into a Management Services Agreement with GBS to provide managerial, sales and office support services to GAG for a term of five years.

Pursuant to this new Management Services Agreement, GBS has agreed to operate GAG's business in exchange for a share of the net cash flow generated thereby and the issuance of 450,000 shares of Common Stock by the Company. GBS agreed to pay GAG the first US $50,000 of net cash flow generated each year in excess of GBS's direct expenses incurred in managing GAG. During the years 2000 and 2001, GBS has agreed to prepay and guarantee such amount in two installments of US $25,000 each, on June 30 and December 31 of the foregoing years. GBS will then be entitled to the next US $100,000 of net cash flow. Thereafter, any net cash flow remaining will be distributed 47.5% to GAG and 52.5% to GBS.

In the event that GAG pays to GBS the "Net Cash Flow Increase Payment" on or prior to January 1, 2005, GAG's share of the remaining net cash flow will be increased to 95% and GBS's management fee will decrease to 5%. The "Net Cash Flow Increase Payment" is $423,058. See Part I, Item 7 "Certain Relationships and Related Transactions."

The Company is primarily managed by Ian S. Grant under a Consulting Agreement with I.S. Grant & Company, Ltd. ("I. S. Grant & Co."), dated June 1, 1998 (the "Consulting Agreement"). Pursuant to the Consulting Agreement, I. S. Grant & Co. is required to provide the services of Mr. Ian S. Grant to manage and direct the Company's business for five years. Mr. Grant is the President and Chief Executive Officer of the Company, as well as a director. In addition, Mr. Grant is an officer, director and 20% shareholder of GBS. See Part I, Item 7 "Certain Relationships and Related Transactions." Mr. Grant receives no compensation from either the Company or GAG, except through the I.S. Grant & Co. consulting agreement. Indirectly, to the extent GBS operates GAG profitably, Mr. Grant will receive an economic benefit from the GBS management agreement by virtue of his share ownership in GBS.


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

The principal offices of the Company are located at 260 East Esplanade Unit 6, North Vancouver, British Columbia, Canada, V7L 1A3 and its telephone number is
(604) 984 0400.

BUSINESS STRATEGY.

The Company's strategy is to strengthen its position as a leading manufacturers' representative in the Canadian automotive parts after-market. The Company intends to accomplish this by continuing to seek out existing manufacturers' representative agencies as candidates which would require minimal capital expenditure that it believes are ripe for development through managerial expertise provided through GAG and GBS. There is no assurance that such acquisitions, as with the Company's recent acquisition of Bigoni-Stiner, Inc. "Bigoni-Stiner"), will be available on the same or similar terms, nor is there any assurance that the anticipated growth of such acquisitions will come to fruition. See Part I, Item 2 "Management's Discussion and Analysis or Plan of Operation."

The Company is also exploring representation opportunities in the e-commerce segment of the automotive after-market parts industry. Since April 1, 2000, GAG has been representing Autovia Corporation, a software developer located in Sacramento, California ("Autovia"), as Autovia's exclusive sales agent in Canada for its auto parts procurement software product for sale to parts distributors.

MARKET AND INDUSTRY.

The North American Automotive After-market

The North American automotive after-market is made up of business-to-business sales, including sales by manufacturers to wholesale distributors, as well as business to retail. The Company's target customers include primarily wholesale customers. In 1999, the automotive after-market benefited from a strong economy in the United States, a larger vehicle population and more miles driven. Sales in the automotive after-market (cars and light trucks) are estimated to total approximately $160 billion for 1999 (including the service repair, do-it-yourself (DIY) and tire markets). In 1999, sales in the United States heavy-duty vehicle after-market reached approximately $57 billion. Although the automotive after-market continues to expand, inflation adjusted retail sales growth rates are relatively flat and reflect the mature nature of this industry.

The automotive after-market is a significant sector of the United States economy. It employs more than 5 million people. This industry encompasses all products and services for light and heavy-duty vehicles after the original vehicle purchase including replacement parts, accessories, lubricants, appearance products, service repairs as well as the tools and equipment necessary to make the repair. The service repair market includes all parts, chemicals and accessories as well as labor required for the repair or maintenance of cars and light trucks. Also called the installed market, the service repair market accounts for over two-thirds of estimated 1999 automotive after-market retail sales.

The automotive after-market is an increasingly complex and competitive business that is undergoing profound change. Industry consolidation over the past decade has left fewer market players, while manufacturing improvements in parts quality for new vehicles has contributed to flattening after-market sales growth.

During the time period from 1995 through 1999, automotive after-market industry sales increased on average by 4.6% before inflation per year. Sales growth in the installed market depends on the state of the economy, the size of the vehicle park


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

and the distances traveled by vehicle drivers, as well as the number of vehicles in the 11 to 14 year old segment. Slower sales growth, however, is expected in the DIY lubricant, motor oil and chemicals market.

Factors Affecting the Automotive After-market

The state of the U.S. economy directly impacts the automotive after-market. During economic expansions, consumer demand increases for durable and non-durable goods including automotive after-market products. However, in recessionary periods, consumers delay vehicle purchases and postpone routine maintenance for existing vehicles, which creates falling demand for after-market products. During the then subsequent economic recovery, demand for after-market products and services increases.

Consolidation is a continuing trend in the automotive after-market with mergers and acquisitions occurring in all channels of the industry. With estimated total deal value of $23 billion in 1998, manufacturers dominated automotive after-market consolidation, accounting for over half of all transactions and 95% of their reported dollar value.

Improvements in new vehicle technology and higher quality parts and components have lengthened replacement cycles and contributed to slower growth in service repair sales. The expertise, diagnostic tools and parts necessary to repair computerized vehicles as well as closed systems used by vehicle manufacturers have led to a shortage of automotive technicians and shifted some repairs away from independent repair facilities to OEM-trained personnel at dealerships. New vehicle technology and changing population demographics such as the aging, wealth and time constraints of the population have decreased the number of retail consumers capable of or willing to tackle heavy repairs and contributed to a shift to light DIY repair.

The U.S. Environmental Protection Agency Clean Air requirement that cars be fitted with high-tech on-board diagnostics (OBD) systems is a concern for the after-market. This legislation has the potential to negatively impact the after-market because some OEM vehicle manufacturers are not providing after-market companies with the information necessary to service and repair vehicle emission systems. In addition, some OEM vehicle manufacturers are not providing compatible parts for such repairs.

The Automotive e-Commerce Market

The Company believes that the on-line services will become increasingly important for the distribution of automotive parts. While the market is currently fragmented, many of the companies in the business-to-business distribution chain are already partially linked on-line. The Company intends to explore that market's needs and potential e-commerce solutions.

The Company believes that the automotive after-market is highly compatible for on-line services. It is an existing and mature industry partially linked on-line for the distribution of automotive parts. The industry is demanding a more efficient method to distribute parts between the various segments, i.e., warehouse distributor, jobber, repair shops and consumers. The Company intends to utilize its historical presence in the automotive after-market via GAG to represent and sell selected Internet-based procurement systems such as the product developed by Autovia.


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

Traditionally, repair shops have conducted the parts ordering process by telephone, one supplier at a time. A few years ago, some distributors began using dedicated proprietary terminals to connect electronically to their customers. Although this approach worked better than the telephone, it still limited parts sourcing efforts to a single supplier. However, most repair shops expect to contact several suppliers to find the parts they need. The next generation of systems is expected to be designed so as to permit a user to access several sources simultaneously. The Autovia system, for example, is designed to deliver simultaneous real-time parts availability, pricing, and delivery scheduling from participating local and will-ship suppliers.

The Company intends to seek out manufacturers of on-line software solutions as well as to use its expertise in the marketplace to investigate other on-line solutions the industry needs. There is no assurance that any such on-line products that the Company may find or develop, if any, will be successful in the marketplace.

SALES AND MARKETING.

The Company has entered into a Management Services Agreement with GBS to manage the business operations of GAG. See Part I, Item 7 "Certain Relationships and Related Transactions." Pursuant to the Management Services Agreement, GBS is required to utilize its sales employees and office support staff to continue the operations of the sales representation business conducted by GAG. This includes 14 sales people and 8 office support staff.

The Company will continue its traditional sales and marketing activities, with respect to advertising, trade show presence and direct sales calls. In addition, the Company plans to market Internet related automotive aftermarket products such as the Autovia e-commerce software.

CUSTOMERS.

GAG represents approximately 65 manufacturers and sells to approximately 1,000 wholesale customers located in Canada. No single manufacturer or customer accounts for in excess of 10% of the Company's revenues.

COMPETITION.

The Company's competitors include other representative agencies in Canada and the United States, as well as a variety of Internet based companies. The Company expects competition from companies using the Internet as a marketing and distribution tool in the automotive after-market to increase substantially in the future. Direct on-line competitors include online parts sellers and vendors of other component based products. Indirect competitors include companies who may offer component parts as an extension to their existing product lines as well as manufacturers and retail vendors of parts and accessories, including large specialty parts sellers that have significant brand awareness, sales volume and customer bases. For example, Toyota and Republic Industries have recently announced their intention to devote resources to online commerce in the near future. HyundaiUSA.com has launched an Internet Web site to sell auto parts online. Parts.com has begun locating a number of auto parts through an online Web site for dealers. Additionally, traditional "brick-and-mortar" companies like CSK Auto and Hahn Automotive have built e-commerce sites. Advance Auto parts and CSK Auto recently announced a joint venture to launch an Internet web site.

RELATIONSHIPS WITH SUPPLIERS.


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Through GAG, the Company represents approximately 65 manufacturers and service providers in the automotive after-market. The agreements with such manufactured service providers contain customary provisions with respect to commissions, sales of competing products and termination. Typically, these agreements are terminable by either party on notice on between 30 and 180 days, in accordance with standard industry practices. The Company is not dependant on any one supplier and believes that, in the event that its relationship with any one supplier were to be terminated, that it would be able to replace that suppliers products line rapidly without disruption to its customer base. There are no minimum purchase commitment requirements or minimum inventory level requirements with these vendors.

EMPLOYEES.

The Company has no direct employees. It is managed primarily by Ian S. Grant pursuant to a Consulting Agreement with Grant & Co., a management consulting business controlled by Mr. Grant. Under this agreement, Mr. Grant is obligated to provide 80% of his business time to the business operations of the Company.

The operations of GAG, the Company's principal operating subsidiary, are conducted by GBS under a Management Services Agreement. That agreement provides the company with the use of GBS' sales and office support personnel, as well as GBS' space and equipment. In the event the agreement is terminated, the Company has the right to directly hire all GBS employees who have spent in excess of 85% of their business time on GAG operations. None of these employees are represented by a labor union or subject to a collective bargaining agreement.

The Company believes that GBS' relations with its employees are good.

SPECIAL CONSIDERATIONS.

The shares of the Company are highly speculative and involve an extremely high degree of risk. Shareholders of the Company should consider the following factors in evaluating the Company and its business.

LOSSES; REPORT OF INDEPENDENT ACCOUNTANTS.

As noted in the Report of the Company's Independent Certified Public Accountants, the Company has experienced significant operating losses as well as a substantial accumulated deficit. As a result, the Company's Independent Certified Public Accountants expressed substantial doubt about the Company's ability to continue as a going concern. The Company incurred net losses of $1,298,881 and $5,182,647 for the fiscal year ended December 31, 1999 and the period from inception on April 26, 1995 through December 31, 1999, respectively. At December 31, 1999, the Company had an accumulated Stockholder Equity (Deficit) of $(1,466,594). The Stockholder Equity as of September 30, 2000 was $1,233,253 as a result of activities and operations of the Company following December 31, 2000. See "Part II - Financial Statements."

The Company's financial statements do not include any adjustments that might result from this uncertainty. See Part I, Item 2 "Management's Discussion and Analysis or Plan of Operation" and the Company's Financial Statements and the related notes.

Since January 1, 2000, the Company has generated operating revenues. During the nine months ended September 2000, total revenues amounted to $984,567 versus no revenue in the comparable prior year period. The company's principal operating


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subsidiary, Grant Automotive Group, Inc., is a manufacturers representative in the Automotive aftermarket. The Company's revenue is primarily derived from commissions earned by Grant Auto on the sales of its principals' automotive and truck products to wholesale buyers such as Uni-Select and NAPA in Canada.

The Company generated a gross margin of $254,873 for the nine months ended September 30, 2000. The gross margin percentage is 25.8% of revenue. The company believes that this trend will be maintained for the balance of the fiscal year.

ADDITIONAL CAPITAL REQUIREMENTS.

As a result of the operations of GAG and the conversion of its outstanding convertible debentures into shares of common stock in September of 2000, the Company has no current need to raise additional capital in the near term to survive as a going concern and to implement its business plan. Through GAG, the Company intends to acquire small independent agents in the North American auto parts industry. It is not anticipated that these acquisitions, should any occur, would require additional capital either in the acquisition phase or in a later operating phase.

The Management Services Agreement between the Company and GBS provides an option for the Company to increase its Net Cash Flow by payment of an additional $423,058. See Part I, Item 7 "Certain Relationships and Related Transactions." This option doesn't expire until 2005. At that time the Company may not have sufficient funds to cover this expense and, therefore, substantial additional funds may be required at such time as the Company may determine to exercise this option. There is no certainty that the Company will be able to raise sufficient capital in a timely manner or on reasonable terms.

In light of the Company's limited resources and the competitive environment in which it operates, any inability to obtain additional financing may cause the Company to be forced to discontinue its proposed acquisition strategies. Debt financing increases expenses and must be paid regardless of operating results. Equity financing could involve dilution to the interests of the Company's then-existing stockholders.

LIMITED OPERATING HISTORY.

The Company has a limited operating history in the automotive after-market parts business, and very limited experience in the e-commerce aspect of that business. However, GBS, and the continuing operations of GAG, have a 50-year history in this industry.

Its business and prospects must be considered in light of the risks, expenses and difficulties that companies encounter in the early stages of development. As the Company's competitors include on-line and e-commerce businesses, as well as traditional industry competitors, many of whom have substantial capital and operating resources, the competitive risks are great and include risks such as customer and supplier satisfaction; expansion of supplier networks; the limitations inherent in representative agreements as to duration and termination; and the Company's ability to continue to identify, attract, retain and motivate qualified personnel, directly and indirectly through GBS, which provides management for the Company's principal operating subsidiary, GAG. There can be no assurance that the Company will be able to operate successfully or profitably. The Company has experienced significant operating losses and an accumulated deficit


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that raise substantial doubt about the Company's ability to continue as a going concern. See "Financial Statements."

CONFLICTS OF INTEREST MAY EXIST.

The Company is operated primarily by Ian S. Grant through a Consulting Agreement with Grant & Co., a management consulting business controlled by Mr. Grant. Mr. Grant is obligated under this agreement to provide 80% of his business time to the business operations of the Company. As a result, there may be potential conflicts of interest including, among other things, time and effort, which may result from participation by Mr. Grant in other business ventures, including without limitation, GBS. In addition, Mr. Grant is a consultant to, as well as a 20% shareholder and director of, GBS; which operates a substantial part of the Company's business. Mr. Grant receives compensation from GBS for strategic planning, marketing and sales management as well as for serving as an executive officer and director. Mr. Grant receives compensation in the amount of $5,800 per month. This agreement has been in effect for 5 years.

Such conflicts will be resolved through the exercise by Mr. Grant of judgment consistent with his fiduciary duties to the Company. Mr. Grant will resolve such conflicts in the best interests of the Company. See Part I, Item 6 "Executive Compensation-Employment Contracts and Change in Control Agreements."

FINANCIAL RESULTS MAY FLUCTUATE AND MAY BE DIFFICULT TO FORECAST.

The Company's operating results are affected by a wide variety of factors that could adversely impact its net sales and operating results. These factors, many of which are beyond the control of the Company, include the Company's ability to attract and retain manufacturers and deal with its customers; its ability to control gross margins; its ability to timely process orders and maintain customer satisfaction; the availability and pricing of parts from suppliers; the amount and timing of costs relating to expansion of operations; suppliers' delays in shipments to customers as a result of computer systems failures, strikes or other problems within or without such suppliers control; delays in processing orders as a result of computer systems failures; and general economic conditions. The Company's ability to increase its sales and marketing efforts to stimulate customer demand and its ability to maintain customer satisfaction and maintain satisfactory delivery schedules are important factors in its long-term prospects. A slowdown in demand, general economic conditions, or other general economic factors could adversely affect the Company's operating results.

NO ASSURANCE OF SUCCESSFUL ACQUISITIONS.

The Company intends to evaluate additional acquisitions of and alliances with other companies, including small independent representatives in the automotive after-market, which could complement and expand the Company's existing business. There can be no assurance that suitable acquisition or joint venture candidates can be identified or that, if identified, adequate and acceptable financing sources will be available to the Company that would enable it to consummate such transactions or expansions. Furthermore, there can be no assurance that the Company will be able to integrate successfully such acquired companies into its existing operations, to manage effectively the expanded operations, or to obtain increased revenue opportunities and cost reductions that are expected to occur as a result of anticipated synergies, all of which could increase the Company's operating expenses in the short-term and materially and adversely affect the Company's results of operations. Moreover, any acquisition by the Company may result in potentially dilutive issuances of equity securities, the incurrence of


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

additional debt, and amortization of expenses related to goodwill and intangible assets, all of which could adversely affect the Company's profitability.

Acquisitions involve numerous risks, such as the diversion of the attention of the Company's management from other business concerns, unforeseen liabilities that may arise in connection with the operation of acquired businesses, and the potential loss of key employees of the acquired company, all of which could have a material adverse effect on the Company's business, financial condition, and results of operations.

MANUFACTURER RELATIONSHIPS ARE CRITICAL.

The Company is highly dependent upon its relationships with manufacturers and service providers in the automotive after-market. Representative agreements with such manufacturers and service providers are generally terminable on between 30 and 180 days notice, in accordance with standard industry practices. While the Company believes that it generally can replace its suppliers with competitors, there is no assurance that this can be accomplished in due course or on the same or similar terms. The manufacturers and service providers that the Company represents process and ship merchandise directly to customers. The Company has limited control over shipping procedures, and shipments by these suppliers could be delayed by factors beyond the Company's control. The Company will be significantly harmed if it is unable to develop and maintain satisfactory relationships with suppliers on acceptable commercial terms, or if the quality of service provided by these suppliers falls below a satisfactory standard.

THE COMPANY FACES INTENSE COMPETITION IN THE INDUSTRY.

The traditional automotive parts after-market is and always has been intensely competitive. The Company competes with a number of large and small companies, some of which have greater market recognition and substantially greater financial, marketing, distribution, and other resources than the Company. The Company currently competes principally on the basis of performance, dependability, and prices of its products and its ability to deliver finished products to its customers on a timely basis. Historically, GBS has received many industry awards in its 50 years of operations. The Company believes that GBS's reputation for delivering high-quality and dependable automotive parts will continue with GAG, as the successor operation, in GAG's marketplace. The Company believes that this represents a significant advantage over its competitors in the automotive after-market. The Company strives to develop and strengthen this reputation as a barrier to entry by existing or potential competitors. The ability of the Company to compete successfully depends on a number of factors both within and outside its control, including the quality, prices and performance of its suppliers' products; the quality of its customer service; its efficiency in filling customer orders; the ability of its suppliers to meet delivery schedules; and general market and economic conditions. In addition, the Company's competitors may establish cooperative relationships among themselves or directly with suppliers to obtain exclusive or semi-exclusive sources of parts. The Company anticipates that there will be consolidation in the industry.

Accordingly, it is possible that new competitors or alliances among competitors and suppliers may emerge and rapidly acquire market share. In addition, manufacturers may elect to sell their parts directly. If any of these things occur, its business would be significantly harmed.

The e-commerce aspect of the automotive after-market is new, rapidly evolving and intensely competitive, and the Company expects competition to intensify in the


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future. This may have an adverse effect on the Company's competitive position in its traditional marketing efforts as well. Barriers to e-commerce entry are minimal, and competitors may develop and offer similar services to those provided by the Company in the future. The Company could be severely harmed if it is not able to compete successfully against current or future competitors.

DEPENDENCE ON GBS AND OTHER THIRD PARTIES.

The Company relies on GBS to manage the day-to-day operations of GAG, as well as to assist the Company in locating additional agencies for acquisition. While the Company has certain control over GBS through the Management Services Agreement with respect to its operations of GAG, it has no control over operations of GBS that are unrelated to GAG. To the extent that GBS experiences difficulties in its unrelated operations, that could have an adverse impact on the operations of GAG.

In addition, the Company also relies on its suppliers' to timely ship parts that customers order. Although the Company believes that there are a number of alternative suppliers' for each of the products, the Company's operations would be adversely affected if it lost its relationship with any of its current suppliers' or if its current suppliers' operations were disrupted or terminated. The Company believes that the adverse effects of the loss of any such relationship would be neither long-standing nor material.

RELIANCE ON KEY PERSONNEL.

The Company's future performance depends substantially on the continued service of its President and Chief Executive Officer, Ian S. Grant, the senior management and other key personnel of GBS, as well as the management of any independent agents acquired or to be acquired by the Company. The Company's success will depend upon its ability to attract, retain and motivate qualified personnel. The loss of services of Mr. Grant or any one or more of GBS' or such agents' senior management and key employees could have a material adverse effect on the Company. The Company has no key person life insurance on the life of Mr. Grant. To the best of the Company's knowledge, GBS has no key person life insurance for its senior employees and other key personnel and the Company does not anticipate that any independent agency acquired by the Company has or will have key person life insurance for its senior management.

FUTURE SALES OF COMMON STOCK MAY ADVERSELY AFFECT MARKET PRICE.

As of November 14, 2000, the Company had 20,454,259 shares of its Common Stock issued and outstanding. Of the 20,454,259 shares of the Company's Common Stock outstanding, 7,936,373 shares are free trading and 12,517,886 shares are restricted as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Securities Act and Rule 144 promulgated thereunder place certain prohibitions on the sale of such restricted securities.

Such restricted shares will not be eligible for sale in the open market without registration except in reliance upon Rule 144 under the Securities Act. In general, a person who has beneficially owned such shares in a non-public transaction for at least one year, including persons who may have be deemed "affiliates" of the Company as that term is defined under the Securities Act, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale, provided that certain current public information is then available. If a substantial number of the shares owned by the existing shareholders were sold pursuant to Rule 144 or a registered offering, the market price of the Company's Common Stock could be adversely affected.

VOLATILITY OF STOCK PRICE.

The markets for equity securities have been volatile and the price of the Company's Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, news announcements, trading volume, sales of Common Stock by officers, directors and principal shareholders of the Company, general trends, changes in the supply and demand for the Company's shares, and other factors.

BROKER-DEALER SALES OF THE COMPANY'S COMMON STOCK.

The common shares of the Company are "penny stocks" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Exchange Act and such penny stock rules and regulations promulgated thereunder generally impose additional sales practice and disclosure requirements upon broker-dealers who sell the Company's Common Stock to persons other than "accredited investors" (generally, defined as institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or an annual income exceeding $200,000 ($300,000 jointly with a spouse)) or in transactions not recommended by the broker-dealer.

For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Securities and Exchange Commission.

Consequently, the penny stock rules may affect the willingness of broker-dealers to make a market in or trade the common shares of the Company and thus may also affect the ability of shareholders of the Company's Common Stock to resell those shares in the public markets.

LACK OF DIVIDENDS.

The Company has never paid any cash dividends on its Common Stock and does not currently anticipate that it will pay dividends in the foreseeable future. Instead, the Company intends to apply earnings to the expansion and development of its business.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.

Certain statements in this Report under "Item 1 - Description of Business," and "Item 2 - "Management's Discussion and Analysis or Plan of Operation," regarding the Company's estimates, present view of future circumstances or events and statements containing words such as "estimates," "anticipates," "intends" and "expects" or words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the Company's ability to meet future working capital requirements and future cash requirements. It is acknowledged that the safe harbor provisions of the Litigation Reform Act do not apply to the Company.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Forward-looking statements speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Risk factors include, among others, delays in expansion; need for additional financing; general economic and business conditions; competition; the loss of any significant customers; changes in business strategy or development plans; quality and availability of personnel; and other factors referenced in this Report. A more detailed description of these and other factors are discussed elsewhere under this Part I, Item 1 "Description of Business - Special Considerations."

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The Company was incorporated in the State of Nevada on May 13, 1986 under the name Abercrombie, Inc. On June 6, 1995, the Company's name was changed to Spectre Motor Cars, Inc. The Company changed its name to Spectre Industries, Inc. on November 6, 1997, and through two wholly owned subsidiaries was engaged in the business of developing sports cars in the United Kingdom. In June of 1997, these subsidiaries went into receivership, and on August 8, 1997, a newly formed company, Spectre Holdings, controlled by an unrelated third party, acquired all of their assets. The Company initially received a 25% interest in Spectre Holdings. Subsequently, the Company's interest was diluted down to 19.2%. The Company has since written off its investment in Spectre Holdings.

Through its wholly owned subsidiary, GAG, the Company is engaged in the representation of approximately 65 manufacturers and an e-commerce software developer in the auto parts industry in the wholesale market in Canada. This part of the Company's business is operated by GBS, a leading Canadian representative of manufacturers' in the automotive after-market under a Management Services Agreement. Under the Management Services Agreement, GBS is entitled to a share of the net cash flow generated by the representation business. See Part I, Item 7 "Certain Relationships and Related Transactions."

The Company is primarily managed by Ian S. Grant under a Consulting Agreement with Grant & Co., pursuant to which Grant & Co. is required to provide the services of Mr. Ian S. Grant to manage and direct the Company's business for five years. Mr. Grant is the President and Chief Executive Officer of the Company, as well as a director. See Part I, Item 6 "Executive Compensation-Employment Contracts and Change in Control Agreements."

Through GAG, the Company also plans to acquire small independent agents in the North American auto parts industry, mainly in the United States. Recently, the Company has acquired a controlling interest in Bigoni-Stiner, a small independent manufacturers' representative in the automotive after-market, located in the state of Washington.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

As noted in the Company's Report of Independent Certified Public Accountants, the Company has experienced significant operating losses and an accumulated deficit that raise substantial doubt about the Company's ability to continue as a going concern. The Company incurred net losses of $1,298,881 and $3,528,550 for the fiscal year ended December 31, 1999 and December 31, 1998, respectively. At December 31, 1999, the Company had Stockholder's Equity (Deficit) of (1,466,594).

Under the terms of the new Management Services Agreement with GBS, GAG is entitled to the first $50,000 in net cash flow generated by GAG's agency business in the automotive after-market in Canada operated by GBS for each of the calendar years 2000 and 2001.

During the next 12 months, the Company expects to devote its resources to increase GAG's sales volume and profitability. In addition, the Company will continue its efforts to locate potential candidates for acquisition in the automotive after-market parts business in the United States and Canada. It is expected that such acquisitions will be of interests in agencies like Bigoni-Stiner, which are small in size (both as to revenues and, in the short term, potential profitability) and which will not require substantial capital expenditures either to purchase an interest for the Company or for developing the acquired company's business operations. As a consequence, it is expected that such acquisitions will not have a material impact on the Company's revenues and/or profitability until they have been developed around by the Company's participation in such an acquired company's management. There is no assurance that the Company's efforts will be successful or that the Company has, or will be able to acquire, the necessary management resources to effect its business plan.

There are many events and factors in connection with the development of the Company's business operations over which the Company has little or no control, including, without limitation, marketing difficulties, lack of market acceptance of new products we and/or companies which we represent may develop, superior competitive products based on future technological innovation and continued growth of e-commerce businesses. There can be no assurance that future operations will be profitable or will satisfy future cash flow requirements.

As of December 31, 1999, the Company had convertible debentures outstanding in the aggregate principal amount of $1,521,000. Effective September 1, 2000, the holders of all of these convertible debentures have converted them to equity. For more detail on these activities, see Part II, Item 4 "Recent Sales of Unregistered Securities."

Absent future capital contributions, the Company believes that it has sufficient cash reserves to fund its operations through December 31, 2002.

Year 2000 Readiness Disclosure Statements. The Company has neither experienced any significant problems as a result of the change of the calendar on January 1, 2000, nor did the Company incur any significant expenditures to make its computer systems year 2000 compliant.

RESULTS OF OPERATIONS.

For the fiscal year ending December 31, 1999, the Company's net losses were $1,298,881 compared to net losses of $3,528,550 for the period ending December 31, 1998. These losses were attributable in part to the sale of shares of Common Stock for cash and conversion of debt at prices below the then current market price of the Company's shares of Common Stock.

See, Part II, Financial Statements.

In addition, the Company had to recognize losses in connection with its failed merger plans with Dega Technology, Inc. ("Dega") and Dega's failure to repay loans made to it by the Company in connection with the merger. In 1998, the Company loaned $510,000 to Dega, of which $210,000 was secured by the assets of Dega. As a result of Dega's bankruptcy filing on November 30, 1999, which was granted on January 7, 2000, the Company's ability to recover its loans is in doubt. The trustee in bankruptcy is in the process of collecting and evaluating Dega's assets for liquidation purposes. To the Company's knowledge, it is the sole secured creditor of Dega. However, the management of the Company deems it unlikely that the Company will receive a material sum in settlement of its secured claim or that it will recover any portion of its unsecured debt. See
Part II, Item 2 "Legal Proceedings."

The results of operations since January 1, 2000 include operating revenues for GAG as well as Bigoni-Stiner. This is compared to the prior periods in which there were no operating revenues. Current assets have increased as a result of the sale of stock pursuant to Regulation S in April, May and June. Long-term liabilities were eliminated as a result of the conversion of the convertible debentures effective September 1, 2000.

The Company does not believe that it currently is or in the foreseeable future will be able to receive any funds through a public offering of its securities. Accordingly, if additional capital is required, the Company will continue to seek financing from investors in private placements in the United States and Europe in order to finance the growth of its business. However, based upon the Company's current plan of operation, the Company estimates that its existing financing resources together with funds generated by GAG, will be sufficient to fund the Company's current working capital requirements. However, there can be no assurance in that regard.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company leases office space at 260 East Esplanade Unit 6, North Vancouver, British Columbia, Canada, V7L 1A3. The Company does not own or otherwise lease any real property. GAG operates in the space leased by GBS located at #1-140 Wendell Avenue, North York, Ontario, Canada, M9N 3R2. There is no charge to GAG for rent of such space other than the management fees GBS receives pursuant to its Management Services Agreement with GAG. See Part I, Item 7 "Certain Relationships and Related Transactions."

ITEM 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of September 30, 2000 by (i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each other person known by the Company to be the beneficial owner of more than five percent of the Common Stock.

                                                       Shares Beneficially Owned (1)
                                                       -----------------------------

Name and Address                                       Number               Percent
of Beneficial Owner                                    ------               -------
---------------------
Directors and Executive Officers
----------------------------------
Ian S. Grant                                        1,340,000(2)(3)           6.55%
260 East Esplanade Unit 6
North Vancouver, British Columbia
Canada V7L 1A3

Fredrik Posse                                          60,000                 0.29%
Kalmgatan 26
12145 Stockholm, Sweden

Peter Schulz von Siemens                                  -0-                  -0-
Fadail 28
7078 Lenzerheide, Switzerland

All Directors and Officers as a Group               1,400,000                 6.87%

(1) Except as indicated, and subject to community property laws when applicable, the persons named in the table have sole voting power and investing power with respect to all shares of Common Stock shown as beneficially owned by them. Except as otherwise indicated, each of such persons may be reached through the Company at 260 East Esplanade Unit 6, North Vancouver, British Columbia, Canada, V7L 1A3.
(2) Mr. Grant is the beneficial owner of 20% of the common shares of GBS, which holds an aggregate of 450,000 shares of the Company's Common Stock. The shares referenced above include 90,000 shares attributable to Mr. Grant indirectly through his ownership interest in GBS. Mr. Grant disclaims any beneficial ownership in the remaining shares of the Company owned by GBS.
(3) On January 14, 2000, the Company awarded as a bonus 1,000,000 shares to Mr. Grant in recognition of his services to the Company. These shares are included in the aggregate holding of 1,340,000 shares directly and indirectly by Mr. Grant.

ITEM 5.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS and CONTROL PERSONS.

The directors and executive officers of the Company are as follows:

Name                          Age               Position Held
----                          ---               -------------
Ian S. Grant                  47                President, Chief Executive
                                                Officer and Director

Fredrik Posse                 43                Director, Secretary

Peter Schulz von Siemens      44                Director

Ian S. Grant has been President, Chief Executive Officer and a director of the Company since January 1, 1999. Mr. Grant also is a director of GBS. He is also the President of Grant & Co., which provides management services to the Company under a Consulting Agreement dated June 1, 1998. Prior to this, from 1991 to 1995, Mr. Grant was President and CEO of Interactive Videosystems Inc., a publicly traded company which designs, produces and distributes interactive video and multimedia software products. In addition, Mr. Grant held several positions in management and marketing with other major companies such as Labatt Brewing Company and Colgate-Palmolive.

Fredrik Posse has been a director of the Company since July 31, 2000. Mr. Posse is an international management consultant with clients located in North America and Europe. He holds an MBA from the Stockholm School of Economics. He has assisted such companies with capital formation and advice on business operations in as well as between both continents.

Peter Schulz von Siemens has been a director of the Company since October 16, 2000. He owns and manages several companies under his name in Zurich, Switzerland and Munich, Germany, providing asset management and financial advisory services for high net worth individuals and institutional investors. Prior to founding the Schulz von Siemens Group in 1993, he was managing partner of Feuchtwanger & Partner, Munich and Vice President of Bank Sarasin & Cie., Zurich. Mr. Schulz von Siemens currently serves as President and CEO of AVIS Financial Holding Ltd., AVIS Currency Exchange (N.Y.) Inc. and AVIS Capital Partners Inc., located in New York, New York, as well as a director of Onion Communications Ltd., Milan, Italy.

At the present time, no family relationship exists among any of the named directors and executive officers. However, the balance of the shares of GBS, which manages GAG and of which Ian S. Grant is a shareholder and director, are held equally by John Grant and Ken Grant, who are cousins of Ian S. Grant.

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. The directors of the Company are elected annually and serve until their successors are elected and qualified, or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

At the present time, no director or executive officer of the Company is or has been involved in any legal proceeding concerning (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or
(iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).

ITEM 6. EXECUTIVE COMPENSATION.

The following table sets forth all compensation for the fiscal years ended December 31, 1999 and 1998 earned by the Company's Chief Executive Officer and Directors for services rendered to the Company. The Company has no other executive officers.

                           SUMMARY COMPENSATION TABLE

                                       Annual Compensation                       Long-Term Compensation

                                                                             Award(s)             Payouts

Name                  Fiscal     Salary       Bonus        Other                                                All
And                  Year End                              Annual  Restricted      Securities      LTIP         Other
Principal                                                 Compen-    Stock           under-       Payouts      Compen-
Position                                                   sation    Awards           lying                    sation
                     December                                                        option/
                        31                                                             SARs
Ian S. Grant           1999     $ 60,000        0            0      $296,750            0            0            0
President              1998     $ 60,000        0            0             0            0            0            0
& Chief
Executive Officer,
Director (1)(2)

Fredrik Posse (3)        --            0        0            0             0            0            0            0

Peter Schulz             --            0        0            0             0            0            0            0
von Siemens (4)

(1) Mr. Grant was appointed President and Chief Executive Officer on January 1, 1999. He was elected to the Board of Directors on January 1, 1999

(2) Mr. Grant owns an aggregate of 1,250,000 shares of restricted Common Stock valued at $577,750 received in consideration of his services to the Company. Of the 1,250,000 shares, 1,000,000 were issued on January 14, 2000, in recognition of his services valued at $281,000. The Company anticipates that dividends will not be paid in the foreseeable future respecting such Common Stock. In addition, Mr. Grant indirectly owns 90,000 shares of Common Stock by virtue of his ownership of 20% of the common shares of GBS.

(3) Mr. Posse was elected to the Board of Directors on July 31, 2000. Mr. Posse received an option to purchase 200,000 shares of the Company's common stock exercisable through and including December 31, 2002.

(4) Mr. Schulz von Siemens was elected to the Board of Directors on October 16, 2000. Mr. Schulz received an option to purchase 200,000 shares of the Company's common stock exercisable through and including December 31, 2002.

Except as disclosed in footnote (3) and (4) above, the Company currently does not have a stock option plan or a long-term incentive plan.

DIRECTORS' COMPENSATION.

On January 14, 2000, the Company issued 1,000,000 shares of restricted Common Stock to Ian S. Grant valued at $281,000 as a bonus in recognition of his services to the Company. The Company does not compensate its directors for their attendance at board meetings. All directors, however, are reimbursed for their expenses in attending board and committee meetings.

BOARD COMMITTEES.

The board of directors currently consists of three members. The board has no compensation committee. The board of directors currently makes all compensation decisions.

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL AGREEMENTS.

The Company entered into a Consulting Agreement with I. S. Grant & Co. dated June 1, 1998, pursuant to which I. S. Grant & Co. is required to provide the Company with the services of Mr. Ian S. Grant. Mr. Grant is the President and Chief Executive Officer of the Company, as well as a director. Under the Consulting Agreement, which expires June 30, 2003, I. S. Grant & Co. is to provide the services of its President, Ian S. Grant, to the Company to manage and direct the Company's business for 80% of his business time. The base compensation to be paid to I. S. Grant & Co. for the year ending June 30, 2000 will be $100,000; for the year ending June 30, 2001 will be $110,000; for the year ending June 30, 2002 will be $121,000; and for the year ending June 30, 2003 will be $133,000. In addition, I. S. Grant & Co. receives a monthly car allowance in the amount of $500.

Neither Mr. Grant nor I. S. Grant & Co., its officers, directors or employees, is permitted to compete with the Company or own an interest in or manage, control or otherwise participate in any enterprise in the automotive after-market business during the term of the Consulting Agreement and for a one-year period following the expiration of the Consulting Agreement, with the exception of any interest in GBS.

In addition, the Company agreed to use its best efforts to cause Mr. Grant to be elected as a director, as well as Chief Executive Officer and/or President of the Company. The Consulting Agreement terminates upon the death or permanent disability of Mr. Grant or for cause with or without notice. Termination for cause requires the unanimous approval of the Board of Directors of the Company with the exception of Mr. Grant. If such a termination is determined to be without cause, the Company is required to make severance payments for a period of one year in amount and kind identical to the compensation under the terms of the Consulting Agreement.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On January 1, 1999, the Company acquired all of the shares of GAG from GBS, a leading Canadian manufacturers' representative of automotive parts. Ian S. Grant, the Company's President, Chief Executive Officer, and director, also owns 20% of the issued and outstanding stock of GBS. GBS previously agreed to transfer to GAG the business conducted by its traditional automotive division and heavy-duty division. GAG represents approximately 65 leading manufacturers of parts used in the automotive after-market industry. In conjunction with the purchase of GAG, GBS agreed to continue to operate the business conducted by GAG under the terms of a Management Services Agreement between the Company and GBS. Pursuant to the Management Services Agreement, GAG was entitled each year to the first US $100,000 of net cash flow in excess of GBS's direct expenses incurred in managing GAG, and GBS was entitled to the next US $100,000 of net cash flow. Thereafter, any net cash flow of the business would be distributed 95% to GAG and 5% to GBS.

The Share Purchase Agreement between the Company and GBS required the Company to pay to GBS an aggregate consideration for the shares of GAG of US $1,000,000 in installments, plus 400,000 shares of the Company's Common Stock. As security for the payment in full of the purchase price the Company granted GBS a security interest in the shares of GAG, and such shares were placed in trust with GBS' counsel. The Company and GBS also agreed that, until the Company paid the purchase price for the GAG shares in full or a mutually acceptable alternative was found, GBS would be relieved from completing the transfer of its traditional automotive and heavy duty division manufacturers' representation agreements to GAG, and GBS would be entitled to all income from such representation agreements. The Company did not pay the balance of the purchase price when originally agreed upon in order to complete its due diligence to verify the assets to be acquired as well as to enable it sufficient time to raise the capital necessary to complete the purchase. Therefore, the Company and GBS entered into negotiations regarding a restructuring of the transaction.

Eventually, the parties agreed to rescind the 1999 transaction, effective December 29, 1999. Simultaneously, the GAG shares held in trust by GBS' counsel were released to GBS and the Common Stock previously issued by the Company to GBS was returned to the Company. Accordingly, the Company's due diligence was completed and the Company and GBS then entered into a new Share Purchase Agreement, dated January 1, 2000, pursuant to which the Company again acquired from GBS all of the shares of GAG for a cash consideration of US $500,000, effective January 1, 2000. As part of the restructured GAG acquisition, the Company entered into a new Management Services Agreement with GBS to provide managerial, sales and office support services to GAG for a term of five years, in exchange for a share of the net cash flow generated thereby. In addition, GBS is required to seek out new opportunities to complement the business operated by GAG, including the introduction to GAG of potential acquisition opportunities. GAG is entitled to terminate the Management Services Agreement if GBS does not make at least two such introductions by January 1, 2001.

Pursuant to the Management Services Agreement, GAG is entitled each year to the first US $50,000 of net cash flow in excess of GBS's direct expenses incurred in managing GAG. During the years 2000 and 2001, GBS has agreed to prepay such amount in two installments of $25,000 each, on June 30 and December 31 of the foregoing years. GBS will then be entitled to the next US $100,000 of net cash flow. Thereafter, any net cash flow remaining will be distributed 47.5% to GAG and 52.5% to GBS. In the event that GAG pays to GBS the "Net Cash Flow Increase Payment" on or prior to January 1, 2005, GAG's share of the remaining net cash flow will be increased to 95%. The "Net Cash Flow Increase Payment" is $423, 058, which is the amount equal to US $500,000 minus the dollar amount by which GAG's sales for the fiscal year ended December 31, 1999 failed to reach $1,000,000.

If the Company becomes bankrupt or insolvent or seeks to effect a transfer of its assets outside of the ordinary course of business, GBS is entitled to repurchase all of GAG's assets in connection with the business previously transferred to it by GBS for US $500,000. In addition, if the Company fails to exercise its option to increase its net cash flow by failing to make the "Net Cash Flow Increase Payment" on or before January 1, 2005, GBS will then be entitled to acquire, during the first quarter of 2005, all of GAG's assets in connection with the business previously transferred to it by GBS for the same price, if notice of the exercise of this option has been given to the Company prior to December 31, 2004.

As an additional incentive to GBS to manage GAG on a long term basis, the Company issued an aggregate of 450,000 restricted shares of fully paid and non-assessable Common Stock of the Company to GBS, free from all encumbrances.

In the event of a termination of the Management Services Agreement prior to

December 31, 2005, for reasons other than a bankruptcy of the Company, GBS will be required to pay to the Company an amount equal to the value of such 450,000 shares of Common Stock.

GBS and GAG share certain representation contracts with manufacturers. GBS represents such manufacturers for purposes of sales to mass merchandisers and retail chains while GAG represents such manufacturers for purposes of sales to wholesale distributors.

The Company entered into a Consulting Agreement with Grant & Co., dated June 1, 1998, pursuant to which Grant & Co. is required to provide the Company with the services of Mr. Ian S. Grant to manage and direct the business of the Company for a term of five years. Mr. Grant is the President of Grant & Co., and is also the President, Chief Executive Officer and director of the Company. As compensation for Grant & Co.'s services, they will receive an aggregate of $100,000 for the year ending June 30, 2000; $110,000 for the year ending June 30, 2001; 121,000 for the year ending June 30, 2002; and 133,000 for the year ending June 30, 2003. The Company has no other employment or other compensation agreement with its other officers or directors.

ITEM 8. DESCRIPTION OF SECURITIES.

GENERAL.

The Company's authorized capital stock currently consists of 100,000,000 shares of Common Stock, par value $.001 per share. On November 6, 1997, the Company effected a reverse stock split on a 1-for-5 basis. As of November 14, 2000, there were 20,454,259 shares of Common Stock issued and outstanding. The outstanding shares of Common Stock are fully paid and non-assessable.

COMMON STOCK.

The holders of shares of Common Stock are entitled to one vote for each share on all matters submitted to a vote of stockholders of the Company and do not have cumulative voting rights. Accordingly, the holders of a majority of the stock entitled to vote in any election of directors may elect all of the directors standing for election. A majority of the issued and outstanding Common Stock constitutes a quorum at any meeting of stockholders and the vote by the holders of a majority of the outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or an amendment to the Articles of Incorporation. The holders of Common Stock are entitled to receive dividends if, as and when, declared by the Board of Directors out of funds legally available. Upon the liquidation, dissolution, or winding up of the Company, the holders of Common Stock will be entitled to share ratably in all assets of the Company that are legally available for distribution, after payment of all debts and other liabilities. The holders of Common Stock have no preemptive, subscription, redemption, or conversion rights.

REGISTRATION RIGHTS.

The Company issued in aggregate a total of $1,521,000 in convertible debentures to certain European investors (the "Holders"). These debentures were converted effective September 30, 2000 into the common shares of the Company. See Part II,
Item 4 "Recent Sales of Unregistered Securities." In addition, the Holders of $170,000 of the convertible debentures have entered into a registration rights agreement with the Company pursuant to which the Holders have certain "demand" and "piggyback" registration rights. In particular, in the event that the Company registers any of its equity securities under the Securities Act, the Holders of the convertible debentures will have the right to cause the Company to include in such registration statement the number of shares of Common Stock so requested by the Holders upon conversion of such convertible debentures. Registration of shares of Common Stock pursuant to the exercise of "demand" or "piggyback" registration rights under the Securities Act would result in such shares becoming freely tradable without restriction immediately upon the effectiveness of such registration.

CERTAIN PROVISIONS OF NEVADA GENERAL CORPORATION LAW.

The Company is governed by sections 78.411 through 78.444 of the Nevada General Corporation Law (the "Nevada GCL") relating to "Combinations with Interested Stockholders." In addition, the Company is governed by sections 78.378 through
78.3793 of the Nevada GCL relating to "Acquisition of a Controlling Interest." These provisions may have the effect of delaying or making it more difficult to effect a change in control of the Company.

The Combination with Interested Stockholders Statute prevents an "interested stockholder" and an applicable Nevada corporation from entering into a "combination," unless certain conditions are met. A combination is defined to mean, among other things, (i) any merger or consolidation with an interested stockholder"; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an "interested stockholder" having an aggregate market value equal to 5% or more of the aggregate market value of the assets of a corporation, 5% or more of the aggregate market value of all outstanding shares of a corporation, or representing 10% or more of the earning power or net income of the corporation;
(iii) the adoption of a plan or proposal for the liquidation or dissolution of a corporation proposed by an "interested stockholder"; (iv) any reclassification, recapitalization, merger, or consolidation proposed by an "interested stockholder"; or (v) any receipt by an "interested stockholder" of any loan, advancement, guarantee, pledge, or other financial assistance or any tax credit or other tax advantage provided by or through a corporation. An "interested stockholder" is defined to mean the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate thereof. A corporation may not engage in a "combination" with an "interested stockholder" for a period of three years from the date of the acquisition by the "interested stockholder" of its shares in the corporation unless the combination or purchase of shares made by the interested stockholder is approved by the Board of Directors before the interested stockholder acquired such shares. If such approval is not obtained, after the expiration of the three-year period, the business combination may be consummated with the approval of the Board of Directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher; or (i) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher. Nevada's Control Share Acquisition Statute prohibits an acquirer, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquirer first obtains approval therefor from the target corporation's stockholders.

The Control Share Acquisition Statute specifies the following three thresholds for which such approval is required (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; and (iii) a majority or more, of the voting power of the corporation in the election of directors. Once an acquirer crosses one of the above thresholds, such shares so acquired, along with those shares acquired within the preceding 90 days, become "control shares," which shares are deprived of the right to vote until such time as the disinterested stockholders of the corporation restore such right. The Control Share Acquisition Statute also provides that in the event "control shares" are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power of the corporation, any stockholder of record who has not voted in favor of authorizing voting rights for the "control shares" may demand payment for the fair value of such stockholder's shares. In such case, the corporation is required to comply with the demand within 30 days of the delivery thereof to the corporation.

Certain Charter Provisions. The Company's Amended Articles and Bylaws contain a number of other provisions relating to corporate governance and to the rights of stockholders. These provisions include the authority of the Board of Directors to fill vacancies on the board. Among other things, these provisions could have the result of delaying or preventing an acquirer from being able to elect a majority of the Board of Directors, or otherwise obtain control of the Company.

TRANSFER AGENT AND REGISTRAR.

The transfer agent and registrar for the Common Stock is Alpha Tech Stock Transfer in Draper, Utah.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

      The Company's Common Stock is listed on the National Quotation Bureau Pink Sheets under the symbol STND. The following table set forth below presents the range, on a quarterly basis, of the high and low closing prices per share of the Company's Common Stock as reported for the last two fiscal years and for the subsequent interim period ended September 30, 2000. The information is obtained from the database of FinancialWeb.com. Such quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions.

                                                               High       Low
                                                               ----       ---
1998:
         Third Quarter ....................................   1.625      .750
         Fourth Quarter ...................................   1.218      .687

1999:
         First Quarter ....................................   1.562      .875
         Second Quarter ...................................   1.031      .281
         Third Quarter ....................................    .750      .200
         Fourth Quarter ...................................    .480      .093

2000:
         First Quarter ....................................    .875      .250

         Second Quarter ....................................  1.250      .520
         Third Quarter ....................................   1.625      .500

      As of September 30, 2000, there were 15,846,449 shares of Common Stock outstanding held by approximately 95 holders of record. As of November 14, 2000, there were 20,454,259 shares of Common Stock outstanding held by approximately 117 holders of record.

      The Company has not declared or paid any cash dividends on its Common Stock and does not intend to declare or pay any cash dividends in the foreseeable future. The Company intends to retain future earnings, if any, to finance the development and expansion of its business. The payment of dividends, if any, is within the discretion of the Board of Directors and will depend on the Company's earnings, if any, its capital requirements and financial condition, and such other factors as the Board of Directors may consider.

ITEM 2. LEGAL PROCEEDINGS.

There are no legal proceedings to which the Company is a party and the Company has no knowledge of any actions, suits, orders, investigations or claims pending or threatened against or affecting it. The Company, however, did participate in filing an involuntary Chapter 7 bankruptcy petition against Dega Technology, Inc.("Dega") d/b/a DTI Technology, Inc. ("DTI"), on November 30, 1999, in the United States Bankruptcy Court for the Central District of California (the "Bankruptcy Court"), which owed $510,000 to the Company under two promissory notes. The first promissory note, dated July 21, 1998, was from DTI in the amount of $300,000 and was unsecured. The second promissory note, dated December 9, 1998, was from Dega in the amount of $210,000 and was secured by the assets of Dega. The petition was granted by the Bankruptcy Court on January 7, 2000. The trustee in bankruptcy is marshalling the assets of Dega and it is unclear what value, if any, the assets of Dega will have. The promissory notes were made in contemplation of a merger between the Company and Dega, which was abandoned on May 7, 1999.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On August 11, 1997, the Company issued 42,800 shares of Common Stock to one investor for services valued at $7,126. The Company's current executive officers and directors have no direct knowledge regarding such issuance and no records appear to exist with respect to such issuance. Based on information obtained from the Company's previous management, it appears that these shares were issued in reliance on Regulation D under the Securities Act.

On October 5, 1997, the Company issued an aggregate of 1,800,000 shares of Common Stock to one accredited investor for the conversion of debt valued at $300,000. The Company's current executive officers and directors have no direct knowledge regarding such issuance and no records appear to exist with respect to such issuance. Based on information obtained from the Company's previous management, it appears that these shares were issued in reliance on Regulation S under the Securities Act.

On January 7, 1998, the Company issued an aggregate of 4,444,444 shares of Common Stock to ten investors for a total subscription price of $4,444, or

$0.001 per share. The Company's current executive officers and directors have no direct knowledge regarding such issuance and no records appear to exist with respect to such issuance. Based on information obtained from the Company's previous management, it appears that these shares were issued in reliance on Rule 504 of Regulation D under the Securities Act.

On September 3, 1998, the Company issued 1,390,000 shares of Common Stock to three investors in conversion of a debt of $695,000 or $0.50 per share. These shares were issued in reliance on the exemption from the registration requirements under the Securities Act provided by Rule 504 of Regulation D under the Securities Act.

On September 3, 1998, the Company issued 1,200,000 shares of Common Stock to a company controlled by a financial advisor to the Company for services valued at $1,650,000, or $1.375 per share. These shares were issued to an "accredited investor" in reliance on the exemption from the registration requirements under the Securities Act provided by Regulation D under the Securities Act.

On October 15, 1998, the Company issued convertible debentures in an aggregate principal amount of $980,000 to ten European investors. Such convertible debentures bear interest at the rate of 10% per annum, and have maturity dates of October 15, 2001. These convertible debentures may be converted into shares of Common Stock of the Company by the holder at any time at a conversion price of $0.80 per share. The Company has the right to force the conversion of these convertible debentures, in whole or in part (inclusive of accrued interest), into shares of Common Stock at any time after April 15, 2000, upon giving the holder thirty days prior notice in writing if the closing price of the Common Stock has been at least $1.25 for 20 consecutive trading days during the three month period immediately preceding such notice.

Quantum Economic Development Ltd., a Zurich based financial advisor ("Quantum"), acted as placement agent in connection with the issuance of such convertible debentures. The Company paid Quantum a placement fee of $98,000 in connection with such issuance. These convertible debentures were issued in reliance on the exemption from the registration requirements under the Securities Act provided by Regulation S under the Securities Act.

On December 1, 1998, the Company issued to a European investor affiliated with a financial advisor of the Company a convertible debenture with a face amount of $321,000 in consideration of services rendered by such financial advisor to the Company. Such convertible debenture bears interest at the rate of 10% per annum and has a maturity date of December 1, 2000. This convertible debenture may be converted into shares of Common Stock of the Company by the holder at any time at a conversion price of $.80 per share. The Company has the right to force the conversion of this convertible debenture, in whole or in part (inclusive of accrued interest), into shares of Common Stock at any time after April 1, 1999, upon giving the holder thirty days prior notice in writing if the closing price of the Common Stock has been at least $1.25 for twenty (20) consecutive trading days during the three month period immediately preceding such notice. This convertible debenture was issued in reliance on the exemption from the registration requirements under the Securities Act provided by Regulation S under the Securities Act.

On December 16, 1998, the Company issued 24,000 shares of Common Stock to three European investors, for services valued at $25,440, or $1.06 per share. These shares were issued in reliance on the exemption from the registration requirements under the Securities Act provided by Regulation S under the Securities Act.

On January 29, 1999, the Company issued convertible debentures in an aggregate principal amount of $170,000 to European investors. Such convertible debentures bear interest at the rate of 10% per annum, and have maturity dates of January 29, 2001. These convertible debentures were permitted to be converted into shares of Common Stock of the Company by the holder at any time at a conversion price of $.80 per share which conversion price was subject to adjustment based on future issuances of shares of the Company's common stock at a price less than the conversion price. The Company has the right to force the conversion of these convertible debentures, in whole or in part (inclusive of accrued interest), into shares of Common Stock at any time after July 29, 2000, upon giving the holder thirty days prior notice in writing if the closing price of the Common Stock has been at least $1.25 for 20 consecutive trading days during the three month period immediately preceding such notice. Quantum acted as placement agent in connection with the issuance of such convertible debentures. The Company paid Quantum a placement fee of $3,400 in connection with such issuance. These convertible debentures were issued in reliance on the exemption from the registration requirements under the Securities Act.

On January 1, 1999 and on February 24, 1999, the Company issued 300,000 shares of Common Stock and 100,000 shares of Common Stock, respectively, to GBS as part of the amount payable under the Share Purchase Agreement between the Company and GBS dated January 1, 1999 for the purchase of GAG. These shares are exempt from the registration requirements under the Securities Act in reliance on Section 4(2) of the Securities Act. Such shares were returned to the Company in connection with the rescission of the original agreements between the Company and GBS effective December 29, 1999.

On February 23, 1999, the Company issued 250,000 shares of Common Stock to Ian
S. Grant, the Company's President, Chief Executive Officer and director, for services valued at $296,750, or $1.187 per share. These shares are exempt from the registration requirements under the Securities Act in reliance on Section 4(2) of the Securities Act.

On February 25, 1999, the Company issued a convertible debenture in the aggregate principal amount of $50,000 to a European investor. Such convertible debenture bears interest at the rate of 10% per annum and has a maturity date of February 25, 2001. This convertible debenture may be converted into shares of Common Stock of the Company by the holder at any time at a conversion price of $.80 per share. The Company has the right to force the conversion of this convertible debenture, in whole or in part (inclusive of accrued interest), into shares of Common Stock at any time after August 25, 2000, upon giving the holder thirty days prior notice in writing if the closing price of the Common Stock has been at least $1.25 for 20 consecutive trading days during the three month period immediately preceding such notice. This convertible debenture was issued in reliance on the exemption from the registration requirements under the Securities Act provided by Regulation S under the Securities Act. This debenture was converted effective September 1, 2000

On April 6, 1999, the Company issued 200,000 shares of Common Stock to one European investor, who had assumed obligations of the Company to a third party for cash and services valued at $160,000, or $0.80 per share. These shares were issued in reliance on the exemption from the registration requirements under the Securities Act provided by Rule 504 of Regulation D under the Securities Act.

On May 10, 1999, the Company issued an aggregate of 1,900,000 shares of Common Stock to certain European investors for a total subscription price of $190,000 or

$0.10 per share. These shares were issued in reliance on the exemption from the registration requirements under the Securities Act provided by Regulation S under the Securities Act.

On January 1, 2000, the Company issued 450,000 shares of Common Stock to GBS for the purchase of GAG valued at $112,500, or $0.25 per share. These shares were exempt from the registration requirements under the Securities Act in reliance on Section 4(2) of the Securities Act.

On January 14, 2000, the Company issued in aggregate a total of 1,210,000 shares of Common Stock to three individuals for services valued at $340,010, or $0.281 per share. 1,200,000 shares were issued to European investors in reliance on the exemption from the registration requirements under the Securities Act provided by Regulation S under the Securities Act. The remaining 10,000 shares were issued in reliance on the exemption from the registration requirements under the Securities Act provided by Regulation D under the Securities Act.

On January 14, 2000, the Company issued 300,000 shares of Common Stock to European investors for a total subscription price of $60,000, or $0.20 per share. These shares were issued in reliance on the exemption from the registration requirements under the Securities Act provided by Regulation S under the Securities Act.

On March 16, 2000, the Company issued 100,000 shares of common stock at $0.20 per share for interest expense of $19,638. These shares were issued to European investors in reliance on the exemption from the registration requirements under the Securities Act provided by Regulation S under the Securities Act.

On June 22, 2000, the Company issued 1,680,000 shares of common stock at $0.50 per share for $840,000 cash consideration. These shares were issued to European investors in reliance on the exemption from the registration requirements under the Securities Act provided by Regulation S under the Securities Act.

On August 28, 2000, the Company issued 201,600 shares of common stock at $0.50 per share for $100,000 cash consideration. These shares were issued European investors in reliance on the exemption from the registration requirements under the Securities Act provided by Regulation S under the Securities Act.

On September 26, 2000 the Company issued as aggregate of 660,000 shares of Common Stock to European investors for a total subscription price of 330,000 or $0.50 per share. These shares were issued in reliance on the exemption from the registration requirements under the Securities Act provided by Regulation S under the Securities Act.

On September 9, 2000 the Company issued an aggregate of 145,310 shares of common stock for $.40 per share for interest expense valued at $58,124. These shares were issued to European investors in reliance on the exemption from the registration requirements under the Securities Act provided by Regulation S under the Securities Act.

On September 11, 2000 the Company issued an aggregate of 3,802,500 shares of its common stock in connection with the conversion of all of its outstanding Convertible debentures. These were converted at $.40 per share. This was approximately 20% less than the conversion rate that would have been required under the terms of the debenture. In addition, an aggregate of

145,310 shares were issued on the same terms and conditions in connection with the accrued interest owing on certain of the debentures. The remaining accrued interest was paid in cash. The Company made this offer to its debenture holders in order to eliminate all its outstanding long-term indebtedness prior to maturity. These shares were issued to European investors in reliance on the exemption from the registration requirements under the Securities Act provided by Regulation S under the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

NEVADA LAW.

The Nevada GCL sections 78.7502 and 78.751 provides for indemnification of directors and officers by a corporation.

The Company has entered into indemnification agreements with its directors and officers.


                            SPECTRE INDUSTRIES, INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                December 31, 1999

                                 C O N T E N T S

Independent Auditors' Report ..............................................    3

Balance Sheet .............................................................    4

Statements of Operations ..................................................    5

Statements of Stockholders' Equity (Deficit) ..............................    7

Statements of Cash Flows ..................................................   10

Notes to the Financial Statements .........................................   12

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Spectre Industries, Inc.
(A Development Stage Company)
Vancouver, British Columbia, Canada

We have audited the accompanying balance sheet of Spectre Industries, Inc. (a development stage company) as of December 31, 1999 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1999 and 1998 and from inception on April 26, 1995 through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Spectre Industries, Inc. (a development stage company) as of December 31, 1999 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998, and from inception on April 26,1995 through December 31, 1999 in conformity with generally accepted accounting principles accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company is a development stage company with recurring losses which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Jones, Jensen & Company
Salt Lake City, Utah
March 3, 2000

                            SPECTRE INDUSTRIES, INC.
                          (A Development Stage Company)
                                  Balance Sheet

                                     ASSETS
                                                                    December 31,
                                                                        1999
                                                                    -----------
CURRENT ASSETS

   Cash                                                             $    44,566
                                                                    -----------

     Total Current Assets                                                44,566
                                                                    -----------

OTHER ASSETS

   Deposit on subsidiary acquisition (Note 8)                           450,000
   Note and interest receivable (net) (Note 5)                               --
                                                                    -----------

     Total Other Assets                                                 450,000
                                                                    -----------

     TOTAL ASSETS                                                   $   494,566
                                                                    ===========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

   Accounts payable - related party (Note 11)                       $   337,200
   Accrued expenses                                                     102,960
   Convertible debentures (Note 3)                                    1,521,000
                                                                    -----------

     Total Current Liabilities                                        1,961,160
                                                                    -----------

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock, $0.001 par value, 100,000,000 shares authorized,
    12,106,450 shares issued and outstanding                             12,106
   Additional paid-in capital                                         7,109,442
   Deficit accumulated during the development stage                  (8,588,142)
                                                                    -----------

     Total Stockholders' Equity (Deficit)                            (1,466,594)
                                                                    -----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)           $   494,566
                                                                    ===========

   The accompanying notes are an integral part of these financial statements.

                            SPECTRE INDUSTRIES, INC.
                          (A Development Stage Company)
                            Statements of Operations

                                                                                From
                                                                            Inception on
                                              For the Years Ended             April 26,
                                                  December 31,              1995 Through
                                          ----------------------------      December 31,
                                              1999             1998             1999
                                          -----------      -----------      ------------
REVENUES                                  $        --      $        --      $        --
                                          -----------      -----------      -----------

EXPENSES

   Bad debt expense                            45,375          523,166          568,541
   General and administrative               1,029,236        2,737,269        3,867,655
                                          -----------      -----------      -----------

     Total Expenses                        (1,074,611)       3,260,435        4,436,196
                                          -----------      -----------      -----------

     Loss from Operations                  (1,074,611)      (3,260,435)      (4,436,196)
                                          -----------      -----------      -----------

OTHER INCOME (EXPENSE)

   Interest income                             47,102           14,112           61,214
   Interest expense                          (271,372)        (161,292)        (432,664)
   Loss from equity subsidiary                     --         (120,935)        (375,001)
                                          -----------      -----------      -----------

     Total Other Income (Expense)            (224,270)        (268,115)        (746,451)
                                          -----------      -----------      -----------

LOSS BEFORE EXTRAORDINARY ITEMS
 AND LOSS FROM DISCONTINUED
 OPERATIONS                                (1,298,881)      (3,528,550)      (5,182,647)
                                          -----------      -----------      -----------

EXTRAORDINARY ITEM

   Loss on extinguishment of debt                  --       (1,216,250)      (1,216,250)
                                          -----------      -----------      -----------

     Total Extraordinary Item                      --       (1,216,250)      (1,216,250)
                                          -----------      -----------      -----------

LOSS FROM DISCONTINUED
 OPERATIONS - Net of zero tax benefit              --               --       (2,189,245)
                                          -----------      -----------      -----------

NET LOSS                                  $(1,298,881)     $(4,744,800)     $(8,588,142)
                                          ===========      ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                            SPECTRE INDUSTRIES, INC.
                          (A Development Stage Company)
                      Statements of Operations (Continued)

                                                     For the Years Ended
                                                         December 31,
                                                -----------------------------
                                                    1999              1998
                                                ------------      -----------

BASIC LOSS PER SHARE

 Continuing operations                          $      (0.11)     $     (0.45)
 Extraordinary item                                       --            (0.15)
                                                ------------      -----------

     Total                                      $      (0.11)     $     (0.60)
                                                ============      ===========

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                               11,340,149        7,902,611
                                                ============      ===========

   The accompanying notes are an integral part of these financial statements.

                            SPECTRE INDUSTRIES, INC.
                          (A Development Stage Company)
                  Statements of Stockholders' Equity (Deficit)

                                                                                                      Deficit
                                                                                                    Accumulated
                                            Common Stock          Additional         Currency        During the
                                        ---------------------       Paid-in        Translation      Development
                                         Shares       Amount        Capital         Adjustment         Stage
                                        -------     ---------     -----------      -----------      -----------
Balance, at inception                        --     $      --     $        --      $        --      $        --

Common stock issued for
 Spectre Motor Sports Ltd.
  recorded at predecessor cost          630,000           630            (630)              --               --

Common stock issued for cash
 at $11.25 per share                     51,000            51         573,699               --               --

Stock offering costs                         --            --         (57,375)              --               --

Currency translation adjustment              --            --              --              367               --

Net loss from inception
 through December 31, 1995                   --            --              --               --         (503,384)
                                        -------     ---------     -----------      -----------      -----------

Balance, December 31, 1995              681,000           681         515,694              367         (503,384)

Common stock issued
  for cash at $11.25 per share           51,889            52         583,698               --               --

Common stock issued for
  cash at $13.75 per share               72,727            73         999,927               --               --

Common stock issued for cash
  at $10.00 per share                    25,076            25         250,731               --               --

Stock offering costs                         --            --        (192,025)              --               --

Additional shares issued under
 recapitalization                         8,511             8              (8)              --               --

Currency translation adjustment              --            --              --           (5,976)              --

Net loss for the year
  ended December 31, 1996                    --            --              --               --       (1,732,866)
                                        -------     ---------     -----------      -----------      -----------

Balance, December 31, 1996              839,203     $     839     $ 2,158,017      $    (5,609)     $(2,236,250)
                                        -------     ---------     -----------      -----------      -----------

   The accompanying notes are an integral part of these financial statements.

                            SPECTRE INDUSTRIES, INC.
                          (A Development Stage Company)
            Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                                             Deficit
                                                                                                           Accumulated
                                                   Common Stock          Additional         Currency        During the
                                               ---------------------       Paid-in        Translation      Development
                                                Shares       Amount        Capital         Adjustment         Stage
                                               ---------   ---------     -----------      -----------      -----------
Balance, December 31, 1996                       839,203   $     839     $ 2,158,017      $    (5,609)     $(2,236,250)

Currency translation adjustment                       --          --              --            5,609               --

Common stock issued for debt
 at $0.17 per share                            1,800,000       1,800         298,200               --               --

Additional shares issued under
 recapitalization                                 16,003          16             (16)              --               --

Contribution of capital by shareholder                --          --         158,264               --               --

Common stock issued for services
 valued at $0.17 per share                        42,800          43           7,083               --               --

Net loss for the year ended
 December 31, 1997                                    --          --              --               --         (308,211)
                                               ---------   ---------     -----------      -----------      -----------

Balance, December 31, 1997                     2,698,006       2,698       2,621,548               --       (2,544,461)

Common stock issued for debt
 and interest at $1.37 per share               1,390,000       1,390       1,909,860               --               --

Common stock issued for services
 valued at $1.37 per share                     1,200,000       1,200       1,648,800               --               --

Common stock issued for cash
 valued at $0.001 per share                    4,444,444       4,444              --               --               --

Common stock issued for services
 valued at $1.06 per share                        24,000          24          25,464               --               --

Discount on debentures issued
 below fair market value (Note 3)                     --          --         137,980               --               --

Net loss for the year ended
 December 31, 1998                                    --          --              --               --       (4,744,800)
                                               ---------   ---------     -----------      -----------      -----------

Balance, December 31, 1998                     9,756,450   $   9,756     $ 6,343,652      $        --      $(7,289,261)
                                               ---------   ---------     -----------      -----------      -----------

   The accompanying notes are an integral part of these financial statements.

                            SPECTRE INDUSTRIES, INC.
                          (A Development Stage Company)
            Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                                   Deficit
                                                                                                 Accumulated
                                            Common Stock          Additional       Currency       During the
                                        ---------------------       Paid-in       Translation     Development
                                         Shares       Amount        Capital        Adjustment        Stage
                                       ----------   ---------     -----------     -----------    ------------
Balance, December 31, 1998              9,756,450   $   9,756     $ 6,343,652     $        --     $(7,289,261)

Common stock issued for cash
 and services valued at $0.80
 per share                                200,000         200         159,800              --              --

Common stock issued for
 services at $1.19 per share              250,000         250         296,500              --              --

Common stock issued for cash
 at $0.10 per share                     1,900,000       1,900         188,100              --              --

Discount on debentures issued
 below fair market value (Note 3)              --          --         121,390              --              --

Net loss for the year ended
 December 31, 1999                             --          --              --              --      (1,298,881)
                                       ----------   ---------     -----------     -----------     -----------

Balance, December 31, 1999             12,106,450   $  12,106     $ 7,109,442     $        --     $(8,588,142)
                                       ==========   =========     ===========     ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                            SPECTRE INDUSTRIES, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                                           From
                                                                                       Inception on
                                                         For the Years Ended             April 26,
                                                             December 31,              1995 Through
                                                     ----------------------------      December 31,
                                                         1999             1998             1999
                                                     -----------      -----------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                          $(1,298,881)     $(4,744,800)     $(8,588,142)
   Adjustments to reconcile net loss to net
    cash used by operating activities:
     Gain (loss) from discontinued operations                 --               --          (22,205)
     Loss from equity subsidiary                              --          120,935          375,001
     Common stock issued for services and
       interest                                          388,570        2,891,738        3,287,433
     Bad debt expense                                     45,375          523,166          523,166
     Issuance of debenture at less than fair
       market value                                      121,390          137,980          259,370
   Changes in operating assets and liabilities:
     Increase in interest receivable                     (45,375)         (13,166)         (13,166)
     Increase (decrease) in accrued expenses              42,555           18,123          102,961
     Increase (decrease) in accounts payable
      - related party                                    337,200               --          337,200
                                                     -----------      -----------      -----------

       Net Cash Provided (Used) by Operating
        Activities                                      (409,166)      (1,066,024)      (3,738,382)
                                                     -----------      -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Deposits for purchase of subsidiary                  (150,000)        (300,000)        (450,000)
   Payments to equity investee                                --               --         (508,132)
   Increase in notes receivable                               --         (510,000)        (510,000)
                                                     -----------      -----------      -----------

       Net Cash Used by Investing Activities            (150,000)        (810,000)      (1,468,132)
                                                     -----------      -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from convertible debentures                  220,000        1,301,000        1,521,000
   Proceeds from issuance of stock                       258,180            4,444        2,421,480
   Repayment of payable - related party                       --               --          (74,555)
   Proceeds from payable - related party                      --          695,000        1,383,155
                                                     -----------      -----------      -----------

       Net Cash Provided by Financing Activities         478,180        2,000,444        5,251,080
                                                     -----------      -----------      -----------

NET INCREASE (DECREASE) IN CASH                          (80,986)         124,420           44,566

CASH AT BEGINNING OF PERIOD                              125,552            1,132               --
                                                     -----------      -----------      -----------

CASH AT END OF PERIOD                                $    44,566      $   125,552      $    44,566
                                                     ===========      ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                            SPECTRE INDUSTRIES, INC.
                          (A Development Stage Company)
                      Statements of Cash Flows (Continued)

                                                                                  From
                                                                              Inception on
                                                    For the Years Ended         April 26,
                                                        December 31,          1995 Through
                                                --------------------------    December 31,
                                                    1999           1998           1999
                                                -----------    -----------    ------------
CASH PAID DURING THE YEAR FOR:

   Interest                                     $  121,115     $       --     $  121,115
   Income taxes                                 $       --     $       --     $       --

SCHEDULE OF NON-CASH FINANCING ACTIVITIES:

   Common stock issued for debt                 $       --     $  695,000     $  995,000
   Common stock issued for services             $  388,570     $1,675,488     $2,071,184
   Convertible debentures issued below fair
     market value                               $  121,390     $  137,980     $  259,370
   Common stock issued for interest expense     $       --     $1,216,250     $1,216,250

   The accompanying notes are an integral part of these financial statements.

                            SPECTRE INDUSTRIES, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

      Spectre Industries, Inc. (Spectre) was organized under the laws of the State of Nevada on May 13, 1986. Spectre acquired its wholly-owned subsidiaries Spectre Supersports, Ltd. and Spectre Cars UK, Ltd. (the Subsidiaries) on April 26, 1995. The subsidiaries were put into liquidation in 1997. The former shareholders of the Subsidiaries controlled Spectre after the acquisition. Accordingly, the transaction was accounted for as a recapitalization of the Subsidiaries. The Company is accounted for as a development stage enterprise. The Company plans to concentrate on the development of sales of automotive aftermarket supplies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a. Accounting Method

      The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

      b. Basic Loss Per Share - Continuing Operaitons

            For the Year Ended                        For the Year Ended
             December 31, 1999                         December 31, 1998
---------------------------------------   --------------------------------------
   Loss           Shares      Per share      Loss           Shares     Per Share
(Numerator)    (Denominator)    Amount    (Numerator)     Denominator    Amount
-----------    -------------  ---------   -----------     -----------  ---------

$(1,298,881)    11,340,149     $(0.11)    $(3,528,550)     7,902,611     $(0.45)

      The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements. Fully diluted loss per share calculations are not presented as any stock equivalents are antidilutive in nature.

      c. Provision for Taxes

      As of December 31, 1999, the Company had net operating loss carryforwards of approximately $3,237,000 which will expire by 2019. No tax benefit has been reported in the financial statements because the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amounts.

      d. Cash Equivalents

      The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                            SPECTRE INDUSTRIES, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1999 and 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      e. Reverse Stock Split

      On November 6, 1997, the Company effected a 1-for-5 stock split. All references to common stock have been reflected retroactively back to inception.

      f. Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      g. Concentrations of Risk

      Cash

      At times the Company's funds exceed depository insurance limits in the United States.

      Notes Receivable

      Credit losses have been provided for in the financial statements and are based on management's expectations (Note 5).

      h. Recent Accounting Pronouncements

      In June 1998 the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. management believes the adoption of this statement will have no material impact on the Company's financial statements.

      i. Revenue Recognition

      The Company currently has no source of revenues. Revenue recognition policies will be determined when principal operations begin.

      j. Presentation

      All amounts are reported in United States Dollars.

                            SPECTRE INDUSTRIES, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1999 and 1998

NOTE 3 - CONVERTIBLE DEBENTURES

      At December 31, 1999, the Company had the following convertible debentures:

Ten (10) convertible debentures dated October 15, 1998,
 of amounts from $30,000 to $340,000, bearing interest at
 10% requiring quarterly interest payments, due on
 October 15, 2001, convertible into common stock at
 $0.80 per share and unsecured                                      $   980,000

Convertible debenture dated December 1, 1998, bearing interest at 10% requiring quarterly interest payments,
 due on December 1, 2000, convertible into common
 stock at $0.80 per share and unsecured                                 321,000

Six (6) convertible debentures dated January 29, 1999
 for amounts from $10,000 to $70,000, bearing interest at
 10% requiring quarterly interest payments, due on
 January 29, 2001. Convertible into common stock at
 $0.80 per share and unsecured                                          170,000

Convertible debenture dated February 25, 1999 bearing
 interest at 10% requiring quarterly interest payments,
 due on February 25, 2001, convertible into common stock
 at $0.80 per share and unsecured                                        50,000
                                                                    -----------
                                                                      1,521,000

Less current portion                                                 (1,521,000)
                                                                    -----------

Total Long-Term Convertible Debentures                              $        --
                                                                    ===========

      Future maturities of the convertible debentures are as follows:

                                                Year Ended
                                               December 31,             Amount
                                               ------------           ----------

                                                   2000               $1,521,000
                                                                      ----------

                                                                      $1,521,000
                                                                      ==========

                            SPECTRE INDUSTRIES, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1999 and 1998

NOTE 3 - CONVERTIBLE DEBENTURES (Continued)

      The Company has convertible debentures outstanding in the aggregate principal amount of $1,521,000. In general, these convertible debentures bear interest at the rate of 10% per annum and have maturity dates within less than three years. The Company has the right to force conversion into the Company's common stock upon giving the holder 30 days prior notice in writing if the closing price of the common stock has been at least $1.25 for 20 consecutive trading days during the three month period immediately preceding such notice. $321,000 of these convertible debentures will become due on December 1, 2000. That particular convertible debenture may be repaid in shares of common stock of the Company. However, $1,030,000 of the remaining $1,200,000 convertible debentures require the payment in cash of the unpaid principal at maturity. Should the trading market for the Company's shares of common stock fail to sustain the above trading level, this obligation will become due and payable. Because the Company stock has not sustained the trading level, all convertible debentures are classified as current.

      The Company recognized additional interest expense of $121,390 and $137,980 for the years ended 1999 and 1998, respectively. This additional expense was recognized to reflect the discount between the trading price of the stock on the dates of the issuances of the convertible debentures and conversion price.

NOTE 4 - COMMON STOCK TRANSACTIONS

      On May 10, 1999, the Company issued 1,900,000 shares of common stock at $0.10 per share for cash consideration of $190,000.

      On April 6, 1999, the Company issued 200,000 shares of common stock at $0.80 per share for the consideration of cash and services valued at $160,000.

      On February 23, 1999, the Company issued 250,000 shares of common stock for services valued at the trading price of $1.187 per share.

      On December 16, 1998, the Company issued 24,000 shares of common stock for services valued at the trading price of $1.06 per share.

      On September 3, 1998, the Company issued 1,200,000 shares of common stock for services valued at the trading price of $1.375 per share. The shares were issued to a company controlled by a major shareholder of the Company.

      On September 3, 1998, the Company issued 1,390,000 shares of common stock for the conversion of $695,000 of debt. The Company recognized additional interest expense of $1,216,250 to reflect the discount from the trading price of $1.375 per share. These shares were issued to a major shareholder of the Company.

      On January 7, 1998, the Company issued 4,444,444 shares of common stock to ten (10) shareholders for $4,444 of cash.

                            SPECTRE INDUSTRIES, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1999 and 1998

NOTE 5 - NOTE AND INTEREST RECEIVABLE

      The Company had the following notes receivable at December 31, 1999:

Note receivable from DTI Technology, Inc. (DTI) dated
 July 21, 1998, bearing interest at 9.00%, due on July 31,
 1999, secured by assets of DTI                                       $ 300,000

Note receivable from Dega Technology, Inc. (DEGA),
 dated December 9, 1998, bearing interest at prime
 plus 1% (8.75% at December 31, 1998), due on June 30,
 1999, secured by assets of Dega                                        210,000
                                                                      ---------

Total notes receivable                                                  510,000

Less: allowance for bad debts                                          (510,000)
                                                                      ---------

                                                                      $      --
                                                                      =========

      The Company accrued interest of $45,375 on these notes during the year ended December 31, 1999, accordingly, the total interest receivable due from these notes at December 31, 1999 was $58,541.

      On November 30, 1999, the Company filed a petition with the United States Bankruptcy Court - Central District of California to force DEGA, dba DTI, into Chapter 7 bankruptcy. Because of the doubtful nature of the collection, the Company has established an allowance for the full amount of the notes and interest receivable of $568,541.

      The Company had loaned the $510,000 to DEGA with the expectation that the money would be marketed for a computer based information product which could be used by the Company. The Company and DEGA were also contemplating a merger. The Company had no relationship with DEGA prior to the merger negotiations and cash advances.

NOTE 6 - GOING CONCERN

      The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant losses from its inception through December 31, 1999. It has not established a source of revenues to cover its operating costs and to allow it to continue as a going concern. The Company plans to complete the purchase of Grant Automotive Group (GAG). The acquisition of GAG will enable the Company to have additional avenues of cash flow which did not exist prior to the acquisition. However, there can be no assurance that significant cash flows will result from the acquisition of GAG.

                            SPECTRE INDUSTRIES, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1999 and 1998

NOTE 7 - INVESTMENT IN EQUITY SUBSIDIARY

      In 1997, the Company received a 25% interest in Spectre Holdings Limited
      (SHL), a Channel Islands company. SHL owns 100% of Spectre Cars Limited, a Channel Islands company. The Company received the interest for transferring its knowledge and expertise in the automobile industry to SHL. The investment is accounted for using the equity method of accounting. In 1998, the investment was deemed to have no value because of the recurring losses SHL and the inability to sell the SHL shares. Accordingly, the Company has recognized a loss from the equity subsidiary of $120,935 for the year ended December 31, 1998.

NOTE 8 - DEPOSIT ON SUBSIDIARY ACQUISITION

      At December 31, 1999 and 1998, the Company had advanced $450,000 and $300,000, respectively to Grant Brother Sales, Limited (GBS) in connection with the purchase of Grant Automotive Group, Inc. (GAG). This agreement became effective on January 1, 2000 (see Note 12).

NOTE 9 - WARRANTS

      On September 30, 1998, the Company issued 200,000 warrants to a corporation controlled by a related party which were exercisable at $1.50 per share. At the date of issue, the trading price of the Company's stock was $1.375. Accordingly, no expense was recorded for the issuance of the warrants. On December 31, 1999, these warrants expired unexercised.

                            SPECTRE INDUSTRIES, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1999 and 1998

NOTE 10 -LOSS FROM DISCONTINUED OPERATIONS

      In early 1997, the former operating subsidiaries of Spectre Supersports, Ltd. and Spectre Cars UK, Ltd. were put into liquidation. Accordingly, all of the Company activity prior to then has been reclassified as discontinued operations. The following is a summary of the discontinued operations as required by APB 30.

                                                                      From
                                                                Inception of the
                                                                  Development
                                                                    Stage on
                                                                 April 26, 1995
                                                                     Through
                                                                  December 31,
                                                                      1997
                                                                ----------------

SALES                                                             $ 1,089,559

COST OF SALES                                                       1,285,137
                                                                  -----------

  Gross Margin                                                       (195,578)
                                                                  -----------

EXPENSES

  Depreciation                                                         41,977
  Research and development                                            186,389
  General and administrative                                        1,814,651
                                                                  -----------

    Total Expenses                                                  2,043,017
                                                                  -----------

    Loss from Operations                                            2,238,595
                                                                  -----------

OTHER INCOME

  Interest income                                                       2,345
                                                                  -----------

    Total Other Income                                                  2,345
                                                                  -----------

LOSS BEFORE INCOME TAXES AND
 EXTRAORDINARY INCOME                                             $ 2,236,250
                                                                  -----------

                            SPECTRE INDUSTRIES, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1999 and 1998

NOTE 10 - LOSS FROM DISCONTINUED OPERATIONS (Continued)

                                                                      From
                                                                Inception of the
                                                                  Development
                                                                    Stage on
                                                                 April 26, 1995
                                                                     Through
                                                                  December 31,
                                                                      1997
                                                                ----------------
EXTRAORDINARY INCOME

 Gain on forgiveness of debt                                      $    47,005
                                                                  -----------

   Total Extraordinary Income                                          47,005
                                                                  -----------

INCOME TAX EXPENSE                                                         --
                                                                  -----------

NET INCOME (LOSS)                                                 $(2,189,245)
                                                                  ===========

      No income tax benefit has been attributed to the loss from discontinued operations.

NOTE 11 - ACCOUNTS PAYABLE - RELATED PARTIES

      In 1999, a related party performed services which were valued at $337,200. The Company issued 1,200,000 shares of common stock on January 14, 2000 for the conversion of this amount.

NOTE 12 - SUBSEQUENT EVENTS

      On January 1, 2000, the Company issued 450,000 shares of common stock in connection with the purchase of Grant Automotive Group. These shares will be valued at the trading price of $0.25 per share.

      On January 14, 2000, the Company issued 1,210,000 shares of restricted Rule 144 common stock for services valued at $340,010 of which $337,200 was accrued at December 31, 1999 for services rendered in 1999. The shares have been valued at the trading price of $0.28 per share.

      In addition, on January 14, 2000, the Company authorized the issuance of 300,000 shares of common stock at an offering price of $0.20 per share for a total consideration of $60,000.

      On January 1, 2000, the Company entered into a share purchase agreement with Grant Brothers Sales, Limited (GBS) to acquire 100% of the issued and outstanding shares of GBS's wholly-owned subsidiary Grant Automotive Group, Inc. (GAG). GAG is a wholesale automotive business group organized under the laws of Ontario, Canada. The Company gave $500,000 cash consideration in connection with the agreement.

                            SPECTRE INDUSTRIES, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1999 and 1998

NOTE 12 - SUBSEQUENT EVENTS (Continued)

      In conjunction with the purchase of GAG on January 1, 2000, the Company also entered into a management services agreement with GBS. This agreement dictates that GBS is to manage the operations of GAG by providing personnel, office space, accounting services and other similar services so that GAG can continue to operate the business and maximize its benefits from operations. In consideration for these services, GAG agrees to reimburse GBS for all of its costs associated directly with its services provided under the agreement, as well as provide GBS with a proportioned distribution of its net cash flows.

      The distribution of the net cash flow of GAG between GAG and GBS has been agreed upon as follows: The first $50,000 of the net cash flow of GAG for any fiscal year is to be distributed to GAG. The second $100,000 of the net cash flow of GAG is to be distributed to GBS. Any net cash flow of GAG in excess of these yearly distributions is to be distributed 47.5% to GAG and 52.5% to GBS, respectively.

      In connection with this net cash flow distribution, GAG also holds the option to purchase from GBS an increase in their net cash flow distribution by paying GBS $423,058. This option must be exercised before January 1, 2005. If the option is exercised, the net cash flow distribution (after the initial distributions of $50,000 and $100,000, respectively) will change to 95% to GAG and 5% to GBS and will become effective in the calendar year immediately following the year in which the payment is made to GBS.

      This management service agreement became effective on January 1, 2000 and will continue for five years. At the expiration of five years, the agreement will automatically be renewed for successive one year periods unless it is terminated by either GAG or GBS.

      If GAG fails to exercise its option to increase its net cash flow by failing to make the "net cash flow increase payment", GBS will be entitled to purchase all of GAG's assets conveyed in connection with this transaction.

      The Company has not presented any proforma financial statements as GAG had no assets, liabilities or operation's prior to January 1, 2000.

                                    PART III

ITEM 1. Index to Exhibits

      The exhibits filed as part of this registration statement are listed below and are attached to this registration statement as indicated. "*" indicates that the exhibit is filed herewith. The remainder of the exhibits have been previously filed.

Exhibit No.

       3.1  Articles of Incorporation of Abercrombie, Inc.

       3.2  Amended Articles of Incorporation of Abercrombie, Inc.

       3.3  Amended Articles of Incorporation of Spectre Motor Cars, Inc.

       3.4  Bylaws

       4.1  Form of 10% Convertible Debenture due December 1, 2000

       4.2  Form of 10% Convertible Debenture due January 29, 2001

       4.3  Form of 10% Convertible Debenture due February 25, 2001

       4.4  Form of 10% Convertible Debenture due October 15, 2001

       4.5 Registration Rights Agreement dated January 29, 1999 between Barbara Hutter, for herself and the holders, and Spectre Industries, Inc.

      *4.6  Form of Option agreement for Directors Posse and Schulz Von Siemens.

      10.1 Consulting Agreement between Spectre Industries, Inc. and I.S. Grant and Company Ltd. dated June 1, 1998

      10.2 Asset Purchase Agreement between Grant Brothers Sales, Limited and Grant Automotive Group Inc. dated January 1, 1999

      10.3 Share Purchase Agreement between Grant Brothers Sales, Limited and Spectre Industries, Inc. dated January 1, 1999

      10.4 Management Services Agreement between Grant Brothers Sales, Limited and Grant Automotive Group Inc. dated January 1, 1999

      10.5 Interim Measures Agreement between Grant Brothers Sales, Limited, Grant Automotive Group Inc., and Spectre Industries, Inc. dated January 1, 1999

      10.6 Share Purchase Agreement between Grant Brothers Sales, Limited and Spectre Industries, Inc. dated January 1, 2000

      10.7 Management Services Agreement among Grant Brothers Sales, Limited, Grant Automotive Group Inc. and Spectre Industries, Inc. dated January 1, 2000

      10.8 Indemnification Agreement between the Spectre Industries, Inc. and Ian S. Grant dated May 1, 2000.

      10.9 Indemnification Agreement between the Spectre Industries, Inc. and Marco Baruch dated May 1, 2000.

      23    Consent of Accountant

      27    Financial Data Schedule

Item 2. Description of Exhibits

      The information required by this Item is contained in Part III, Item 1, "Index to Exhibits".

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


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

                                        SPECTRE INDUSTRIES, INC.


Date: January 19, 2001                     By: /s/ Ian S. Grant
                                           --------------------------------
                                           Ian S. Grant
                                           President, Chief Executive
                                           Officer and Director


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